FORM 6-K

                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                          Report on Foreign Issuer

                     Pursuant to Rule 13a-16 or 15d-16
                   of the Securities Exchange Act of 1934

                               June 28, 2000


                        VOCALTEC COMMUNICATIONS LTD.
                       -----------------------------
              (Translation of Registrant's Name into English)

                              2 Maskit Street
                           Herzliya 46733, Israel
                          -----------------------
                  (Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F    X       Form 40-F
                                  -----              -----

Indicate by check mark, whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes            No    X
                                  -----         -----

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

        Attached hereto and incorporated by reference herein are the Registrant's Proxy Statement and Proxy Card in connection with its Annual General Meeting of Shareholders on July 10, 2000.

                THE INFORMATION IN THIS FORM 6K OF VOCALTEC
            COMMUNICATIONS LTD. (THE "COMPANY") IS INCORPORATED
               BY REFERENCE INTO THE FORM F-3 OF THE COMPANY,
          REGISTRATION NUMBER 333-8764, FILED WITH THE SECURITIES
                  AND EXCHANGE COMMISSION ON MAY 13, 1998.

                                 SIGNATURE

               Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    VOCALTEC COMMUNICATIONS LTD.
                                    (Registrant)


                                    By:  /s/ Jeffrey Dykan
                                       --------------------------
                                       Jeffrey Dykan
                                       Chief Financial Officer



Dated: June 28, 2000



                        VOCALTEC COMMUNICATIONS LTD.

              NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

                               July 10, 2000

         Notice is hereby given that the Annual General Meeting of Shareholders of VocalTec Communications Ltd. (the "COMPANY") will be held at the principal executive offices of the Company, 2 Maskit Street, Herzliya, 46733, Israel, on July 10, 2000 at 4:00 p.m. (local time). The agenda for the meeting is as follows:

         1. To receive Management's report on the business of the Company for the year ended December 31, 1999.

         2. To reappoint Luboshitz, Kasierer & Co., Member Firm of Arthur Andersen, as the independent public accountants of the Company for the year ending December 31, 2000 and to authorize the Board of Directors to fix the remuneration of the accountants.

         3. To amend the Articles of Association of the Company in light of the provisions of the new Israeli Companies Law.

         4. To elect Directors and to designate the elected Directors to the classes of the Board.

         5. To elect Mr. Yoav Chelouche and Ms. Rina Shainski as External Directors of the Company (as such term is defined in the Israeli Companies Law).

         6.    To authorize the VocalTec Communications Ltd. 2000 Stock
               Option Plan.

         7. To approve the terms of compensation for Directors, as required pursuant to the Israeli Companies Law, including grants of options to the Directors.

         8. To approve the services of Dr. Elon Ganor as both the Chairman of the Board and Chief Executive Officer of the Company for a period of up to three years.

         9. To approve and authorize indemnification agreements under which the Company undertakes to indemnify its directors to the fullest extent permitted under the Israeli Companies Law.

         10. To transact such other business as may properly come before the meeting or any adjournment thereof.

         Shareholders of record at the close of business on June 9, 2000 will be entitled to notice of and to vote at the meeting.

         Shareholders who do not expect to attend the meeting in person are requested to mark, date, sign and mail to the Company the enclosed proxy as promptly as possible in the enclosed pre-addressed envelope.


                                    By Order of the Board of Directors,

                                    VOCALTEC COMMUNICATIONS LTD.



                                    Dr. Elon Ganor
                                    Chairman of the Board of Directors

Herzliya, Israel
June 15, 2000



                        VOCALTEC COMMUNICATIONS LTD.
                              2 MASKIT STREET
                          HERZLIYA, 46733, ISRAEL

                            --------------------

                              PROXY STATEMENT

                            --------------------

                   ANNUAL GENERAL MEETING OF SHAREHOLDERS

                               JULY 10, 2000


         This Proxy Statement is furnished to the holders of Ordinary Shares, par value NIS 0.01 per share (the "Ordinary Shares"), of VocalTec Communications Ltd., a company organized under the laws of the State of Israel (the "Company"), in connection with the solicitation by the Board of Directors of proxies for use at the Company's Annual General Meeting of Shareholders (the "Meeting") to be held on July 10, 2000 at 4:00 p.m. (local time) at the principal executive offices of the Company at the address that appears above or at any adjournment thereof.

         A form of proxy for use at the Meeting is attached. You can vote by one of the following methods: vote over the Internet or by telephone, using the instructions on the enclosed proxy card (if these options are available to you), or complete and return the enclosed proxy card. The completed proxy card should be mailed to the Company in the pre-addressed envelope provided and received by the Company at least 2 hours before the Meeting. Upon the receipt of a properly executed proxy in the form enclosed herewith, the persons named as proxies therein will vote the Ordinary Shares, covered thereby in accordance with the directions of the shareholder executing such proxy. In the absence of such instructions, the Ordinary Shares represented by properly executed and received proxies will be voted in favor of all of the proposed resolutions to be presented to the Meeting. Shareholders may revoke the authority granted by their execution of proxies at any time before the exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting.

         Proxies for use at the Meeting are being solicited by the Board of Directors of the Company. Only shareholders of record at the close of business on June 9, 2000, will be entitled to vote at the Meeting. Proxies are being mailed to shareholders on or about June 15, 2000 and will be solicited chiefly by mail; however, certain officers, Directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, telegram or other personal contact. Copies of solicitation materials will be furnished to brokerage firms, nominees, fiduciaries and other custodians for forwarding to their respective principals. The Company will bear the cost of soliciting proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares. A copy of the Company's Annual Report for the year ended December 31, 1999, is mailed to the shareholders together with this Proxy Statement and can also be found on the Internet at www.vocaltec.com.

         On June 9, 2000 the Company had outstanding 12,106,709 Ordinary Shares, each of which is entitled to one vote upon each of the matters to be presented at the Meeting. Two or more shareholders, present in person or by proxy and holding shares conferring in the aggregate more that 33% of the voting power of the Company, will constitute a quorum at the Meeting. If within half an hour from the time appointed for the Meeting a quorum is not present, the Meeting will be adjourned to the same day the following week, at the same time and place, or to such day and at such time and place as the Chairman of the Meeting may determine with the consent of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting on the question of adjournment. At such adjourned Meeting, any two shareholders, present in person or by proxy, will constitute a quorum.

                     BENEFICIAL OWNERSHIP OF SECURITIES
                BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth certain information as of June 9, 2000, concerning (i) the only persons or entities known to the Company to own beneficially more than 5% of the Company's outstanding Ordinary Shares, and (ii) the number of Ordinary Shares beneficially owned by all Directors and officers as a group:


                                                        ORDINARY SHARES BENEFICIALLY OWNED
NAME AND ADDRESS                                            NUMBER              PERCENT
---- --- -------                                            ------              -------

Deutsche Telekom A.G. (1)                                  2,300,000              19%
Friedrich-Ebert-Allee 140
D-53113 Bonn, Germany

LaCresta International Trading Inc. (2)                    1,185,050             9.59%
c/o L.C.I.T. S.A Dufourstrasse 131
P.O.B. 219 Zurich 8034, Switzerland

Officers and directors as a group (3)                      2,083,116             16.52%
(14 persons)

----------------

(1)      Deutsche Telekom is a party to a Shareholders Agreement, dated
         December 29, 1997, with LaCresta International Trading Inc.
         ("LaCresta"), Messrs. Haramaty, Cohen, Ganor and Tal and the
         Polaris Fund I.L.P. ("Polaris"), and may therefore be deemed to beneficially own all the ordinary shares held by the other parties thereto.

(2)      LaCresta is a party to the Shareholders Agreement, dated January
         31, 1996, with Mr. Haramaty, Mr. Cohen, and Polaris and may therefore be deemed to beneficially own the 642,000 ordinary shares held by the other parties thereto.

         Dr. Elon Ganor, who is VocalTec's Chairman of the Board and Chief
         Executive Officer, and Ami Tal, who is VocalTec's Chief Operating
         Officer, Senior Vice President of Global Sales and a Director, each own 50% of the outstanding voting shares of LaCresta. Dr.
         Ganor and Mr. Tal are also brothers-in-law.

         Includes (i) options for 170,000 ordinary shares held by Dr. Ganor that are exercisable within 60 days of the date stated above and
         (ii) options for 75,000 ordinary shares held by Mr. Tal that are exercisable within 60 days of the date stated above.

(3) Includes (i) 500,566 ordinary shares for which options granted to officers and directors of our Company are exercisable within 60 days of the date stated above; (ii) 940,050 ordinary shares held by LaCresta, which may be deemed to be beneficially owned by Dr.
         Ganor and Mr. Tal and (iii) 12,500 ordinary shares held by Polaris, which may be deemed to be beneficially owned by Rami
         Kalish, a director of our company. Does not include 464,810 ordinary shares for which options granted to officers and directors of our company are outstanding but are not currently exercisable.



                       ITEM 1 - CONSIDERATION OF THE
                     CONSOLIDATED FINANCIAL STATEMENTS
            OF THE COMPANY FOR THE YEAR ENDED DECEMBER 31, 1999

         The Company's Annual Report for the year ended December 31, 1999 is mailed to the Company's shareholders together with this Proxy Statement. The Company's Consolidated Financial Statements for the year ended December 31, 1999, are included in such report. At the Meeting, the Directors will review the Management's report on the business of the Company for the year ended December 31, 1999, as presented in the Company's Annual Report for the year ended December 31, 1999 and will answer appropriate questions relating thereto.


                ITEM 2 -- PROPOSAL TO APPOINT THE COMPANY'S
                       INDEPENDENT PUBLIC ACCOUNTANTS

         Shareholders shall be requested to reappoint the accounting firm of Luboshitz, Kasierer & Co., Member Firm of Arthur Andersen, as the independent public accountants of the Company for the year ending December 31, 2000 and to authorize the Board to fix the remuneration of the accountants. Luboshitz, Kasierer & Co. have also audited the Company's books and accounts for the year ended December 31, 1999.

         It is proposed that the following Ordinary Resolution be adopted at the Meeting:

         "RESOLVED, that the appointment of Luboshitz, Kasierer & Co., Member Firm of Arthur Andersen, as the Company's independent public accountants for the fiscal year ending December 31, 2000 be, and it hereby is, approved, and that the Board of Directors be, and it hereby is, authorized to fix the remuneration of such independent public accountants in accordance with the volume and nature of their services."

         The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the Ordinary Resolution to appoint the Company's independent public accountants. THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" THE APPOINTMENT OF LUBOSHITZ, KASIERER & CO. AS THE COMPANY'S INDEPENDENT PUBLIC ACCOUNTANTS AND THE AUTHORIZATION OF THE BOARD OF DIRECTORS TO FIX THE REMUNERATION OF THE ACCOUNTANTS.


             ITEM 3 -- AMENDMENT OF THE ARTICLES OF ASSOCIATION

         On February 1, 2000, the Israeli Companies Law, 5759-1999 (the "Companies Law") came into effect. The Companies Law supersedes most of the provisions of the Israeli Companies Ordinance (New Version), 5743-1983. In light of the Companies Law, the Board of Directors recommends that the shareholders adopt an amended and restated Articles of Association, substantially in the form attached as Appendix A to this Proxy Statement.

         The proposed changes to our Articles of Association (and the relevant article number of the form thereof in Appendix A) include, but are not limited to:

         o Providing procedures for submission by shareholders of matters for consideration of shareholders meetings (Article
               20).

         o Dividing our Board of Directors into three classes with each serving until the third annual meeting following the election of such class and providing procedures for removal of directors by the shareholders before the end of their term (Article 39).

         o Authorizing our Board of Directors to fill any vacancies on the Board (Article 41).

         o Authorizing our Board of Directors to declare and pay dividends (Article 52).

         o Authorizing the exculpation, indemnification and insurance of our Directors and officers to the fullest extent permitted under the Companies Law (Article 67).

         The list above does not purport to be complete, and shareholders are urged to review the form of the Articles of Association set forth in Appendix A.

         It is proposed that the following Special Resolution be adopted at the Meeting:

         "RESOLVED, that the current Articles of Association be and they hereby are replaced in their entirety by the amended Articles of Association in the form of Appendix A hereto and that the amended Articles of Association are hereby approved and adopted."

         The affirmative vote of the holders of 75% of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the Special Resolution to adopt the amended Articles of Association of the Company. THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" THE REPLACEMENT OF THE CURRENT ARTICLES OF ASSOCIATION AND THE APPROVAL AND ADOPTION OF THE AMENDED ARTICLES OF ASSOCIATION IN THE FORM ATTACHED AS APPENDIX A TO THIS PROXY STATEMENT.

             ITEM 4 -- ELECTION AND CLASSIFICATION OF DIRECTORS

         Article 38 of the Company's Articles of Association provides that the number of Directors shall be not less than 2 and not more than 14. The Board of Directors recommends that the following six nominees, of whom four currently serve as Directors of the Company, be elected to the Board of Directors at the Meeting, each to serve until the annual general meeting of shareholders set forth under his or her name, and until his or her respective successors are duly elected and qualified. The directors shall be classified into three classes as set forth herein.

         ELON A. GANOR, 50, has been Chairman of the Board of Directors of the Company since 1993. From 1993 to October 1998 and from November 1999 to date, Dr. Ganor also served as the Chief Executive Officer of the Company. From 1990 to 1992, Dr. Ganor was responsible for the sales and marketing of the Company's products through his association with a subsidiary of La Cresta a principal shareholder of the Company, where he served as a Vice President. Before becoming a shareholder of the Company, La Cresta acted as a distributor of the Company's products. Dr. Ganor is the brother-in-law of Ami Tal. Dr. Ganor shall be classified as a Class III Director and shall be appointed to serve as a Director until the annual general meeting of the shareholders to be held in 2003.

         AMI TAL, 52, has been the Company's Vice President of Operations since April 1998. Mr. Tal has been the Company's Chief Operating Officer since 1995 and a Director of the Company since 1992. Mr. Tal was the Company's Chief Financial Officer from 1992 to 1995. From 1990 to 1992, Mr. Tal served as Vice President, head of the international trading division of La Cresta. Mr. Tal is the brother-in-law of Dr. Elon Ganor. Mr. Tal shall be classified as a Class II Director and shall be appointed to serve as a Director until the annual general meeting of the shareholders to be held in 2002.

         LIOR HARAMATY, 34, is a co-founder of the Company and has been a Director of the Company since 1989. Mr. Haramaty has served as Vice President, Technical Marketing of the Company since 1995. Mr. Haramaty shall be classified as a Class I Director and shall be appointed to serve as a Director until the annual general meeting of the shareholders to be held in 2001.

         RAMI KALISH, 43, has been a Director of the Company since 1993. Since 1993, Mr. Kalish has been the Managing Director of the Polaris Fund I L.P., a venture capital fund, and a Managing General Partner of DS Polaris Ltd., which manages the Polaris Fund II as well as Polaris Fund I L.P. In addition, Mr. Kalish serves as director on the boards of several companies, including Point of Sale, Ltd. and Optibase Ltd. Mr. Kalish shall be classified as a Class III Director and shall be appointed to serve as a Director until the annual general meeting of the shareholders to be held in 2003.

         DOUGLAS D. DUNN, 58, has served as a Director of our Company since January 2000. Mr. Dunn, former Vice President of visual communications and multimedia strategy at AT&T, has held various senior positions during his 26 years with AT&T. Mr. Dunn shall be classified as a Class I Director and shall be appointed to serve as a Director until the annual general meeting of the shareholders to be held in 2001.

         WILLIAM L. SCHRADER, 48, has served as a Director of the Company since November 1999. Mr. Schrader is Chairman, Chief Executive Officer and Founder of PSINet, an IP data communications carrier. Mr. Schrader has been instrumental in the formation of industry groups such as the Commercial Internet Exchange and the Internet Society. Prior to forming PSINet in 1989, Mr. Schrader was Founder, President and Chief Executive Officer of NYSERNet, the corporation that created the first regional Internet network. Earlier, Mr. Schrader was Director and Founder of Northeast Parallel Architectures at Syracuse University and of the Cornell Theory Center, at Cornell University, where he helped plan and build the first non-military supercomputer center. Mr. Schrader shall be classified as a Class II Director and shall be appointed to serve as a Director until the annual general meeting of the shareholders to be held in 2002.

         IT IS THE INTENTION OF THE PERSONS APPOINTED AS PROXIES IN THE ACCOMPANYING PROXY TO VOTE "FOR" THE ELECTION OF THE DIRECTORS NAMED ABOVE AS DIRECTORS UNLESS SPECIFICALLY INSTRUCTED TO THE CONTRARY. SHOULD ANY DIRECTOR BECOME UNAVAILABLE FOR ELECTION TO THE BOARD OF DIRECTORS AT THE MEETING, THE PERSONS APPOINTED AS PROXIES WILL HAVE DISCRETIONARY AUTHORITY IN THAT INSTANCE TO VOTE THE PROXY FOR A SUBSTITUTE. THE BOARD OF DIRECTORS KNOWS OF NO CURRENT CIRCUMSTANCES THAT WOULD RENDER ANY DIRECTOR NAMED HEREIN UNABLE TO ACCEPT NOMINATION OR ELECTION.

               ITEM 5 - PROPOSAL TO ELECT EXTERNAL DIRECTORS

         Under the Companies Law, a publicly traded company must appoint two External Directors (as such term is defined in the Israeli Companies
Law) to serve on the Company's Board of Directors and the Company's audit committee for a term of three (3) years. The Board of Directors recommends that the following two nominees be elected as External Directors to the Board of Directors at the Meeting, each to serve for a period of three years.

         YOAV CHELOUCHE, 47, Mr. Chelouche has been President and Chief Executive Officer of Scitex Corporation Ltd. since November 1995, and was appointed a Director of Scitex in May 1996. Since 1979, Mr. Chelouche has held several positions within Scitex, including Executive Vice President of Marketing and Business Development. Mr. Chelouche qualifies as an External Director according to the Israeli Companies Law.

         RINA SHAINSKI, 40, Ms. Shainski has been a partner in Carmel Ventures Fund since April 2000. From September 1997 until March 2000, Ms. Shainski served as Vice President, Business Development at Clal Industries and Investments Ltd., one of Israel's largest investment and holding companies. From 1989 until 1996, Ms. Shainski served in a number of executive positions in Tecnomatix Technologies Ltd., including VP Business Development and Director of R&D. In addition Ms. Shainski currently serves as a Director of several companies, including Fundtech Corporation. Ms. Shainski qualifies as an External Director according to the Israeli Companies Law.

         The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the election of each of the aforementioned nominees, provided that either (i) such a majority includes at least a third of the shareholders present who do not qualify as Controlling Shareholders (as such term is defined in the Israeli Companies Law); or (ii) the aggregate number of shares held by non-Controlling Shareholders voting at the meeting against such election does not exceed one percent (1%) of the outstanding voting rights of the Company. THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" THE ELECTION OF MR. YOAV CHELOUCHE AND MS. RINA SHAINSKI AS EXTERNAL DIRECTORS OF THE COMPANY.


                     ITEM 6 - PROPOSAL TO AUTHORIZE THE
               VOCALTEC COMMUNICATIONS 2000 STOCK OPTION PLAN

         The Board of Directors of the Company has approved adoption of the VocalTec Communications 2000 Stock Option Plan (the "Plan") pursuant to which options may be granted to employees, officers, Directors and consultants of the Company to purchase up to 1,000,000 Ordinary Shares. Additional terms of the Plan are to be determined by the Board of Directors. The Board of Directors believes that the adoption of the Plan will enable the Company to offer significant incentives to existing and new employees, officers, Directors and consultants. Such incentives are important for retaining and hiring highly qualified personnel.

         It is proposed that the following Ordinary Resolution be adopted at the Meeting:

         "RESOLVED, that the adoption of the VocalTec Communications 2000 Stock Option Plan under which options to purchase up to 1,000,000 Ordinary Shares may be granted to employees, officers, Directors and consultants of the Company be, and it hereby is, approved and authorized and that the Board of Directors be, and it hereby is, authorized to determine the terms of such stock option plan."

         The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the ordinary Resolution to authorize the Plan. THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" THE APPROVAL OF THE ORDINARY RESOLUTION TO AUTHORIZE THE PLAN.


                   ITEM 7 - PROPOSAL TO APPROVE THE TERMS
                       OF COMPENSATION FOR DIRECTORS

         Under the Israeli Companies Law, the payment of compensation to Directors of the Company, whether in their capacity as Directors or otherwise, requires shareholder approval. Messrs. Ganor Tal and Haramaty, who are currently Directors of the Company, are also the Chief Executive Officer, Vice President of Operations and Vice President-Technical Marketing, respectively, of the Company.

         It is therefore proposed that the shareholders approve the compensation of these Directors of the Company for their services as officers in the specific amounts to be presented at the Meeting, as approved by the Board of Directors of the Company, and the grant of options to these Directors and to the other Directors who do not serve as officers of the Company under the Company's stock option plans.

         The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the Ordinary Resolution to approve the terms of compensation of Directors of the Company. THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" THE APPROVAL OF THE ORDINARY RESOLUTION TO APPROVE THE TERMS OF COMPENSATION OF DIRECTORS OF THE COMPANY.


        ITEM 8 - PROPOSAL TO APPROVE THE SERVICES OF DR. ELON GANOR AS CHAIRMAN OF THE BOARD AND AS CHIEF EXECUTIVE OFFICER

         Under the Israeli Companies Law, the approval of the shareholders of the Company is required in order to authorize the Chairman of the Board of the Company to hold the position, and exercise the powers, of the Chief Executive Officer of the Company for a period of up to three years.

         It is proposed that the following Ordinary Resolution be adopted at the Meeting:

         "RESOLVED, that for a period of three years from the date hereof, Dr. Elon Ganor may hold the office of Chief Executive Officer of the Company, while serving as the Chairman of the Board of the Company, and Dr. Elon Ganor is hereby empowered to exercise all the powers entrusted to the holder of such position under the Articles of Association of the Company, the Israeli Companies Law and any other applicable law."

         The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the foregoing Ordinary Resolution, provided that the affirmative vote of the shareholders must include at least two thirds of the shares of non-controlling shareholders (as defined in the Israeli Companies Law) present, in person or by proxy, and voting on the matter. THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" THE APPROVAL OF THE ORDINARY RESOLUTION OF THE SERVICES OF DR. ELON GANOR AS CHAIRMAN OF THE BOARD AND AS CHIEF EXECUTIVE OFFICER.


        ITEM 9 - PROPOSAL TO APPROVE THE INDEMNIFICATION AGREEMENTS
                   BETWEEN THE COMPANY AND ITS DIRECTORS

         The Israeli Companies Law permits the Company to enter into agreements to indemnify its directors for liabilities that they may incur in their capacity as such. The Company proposes to enter into indemnification agreements with its Directors under which the Company undertakes to indemnify its Directors to the fullest extent permitted under the Companies Law. Under the Companies Law, entering into such agreements with the Directors requires shareholders approval.

         It is proposed that the following Ordinary Resolution be adopted at the Meeting:

         "RESOLVED, to approve and authorize the indemnification agreements between the Company and each of its Directors, and to authorize and empower the Chairman to sign, execute and enter on behalf of the Company into all such agreements with the Directors of the Company."

         The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the Ordinary Resolution to approve the terms of, and to authorize the Company to enter into, the indemnification agreements. THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" THE APPROVAL OF THE ORDINARY RESOLUTION TO APPROVE THE INDEMNIFICATION AGREEMENTS.


                               OTHER BUSINESS

         Management knows of no other business to be transacted at the Meeting; however, if any other matters are properly presented to the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

         Shareholders are urged to complete and return their proxies promptly in order to, among other things, insure actions by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the Ordinary Shares represented thereby will be voted as indicated thereon. If no specification is made, the proxy will be voted in favor of each of the proposals described in this Proxy Statement.


                                          By order of the Board of Directors,

                                          Dr. Elon Ganor
                                          Chairman of the Board of Directors

Herzliya, Israel
June 15, 2000





                                 Appendix A





                                  FORM OF

                          ARTICLES OF ASSOCIATION

                                     OF

                        VOCALTEC COMMUNICATIONS LTD.

                        A COMPANY LIMITED BY SHARES


                                PRELIMINARY



                               1. [RESERVED]

                             2. INTERPRETATION
         (a) In these Articles, the words standing in the first column of the table next hereinafter contained shall bear the meaning set opposite to them respectively in the second column thereof, if not inconsistent with the subject or context.

                  "The Company" - VocalTec Communications Ltd.

                  "External Directors" shall mean directors appointed and serving in accordance with Sections 239 through 249 of the Companies Law.

                  The "Companies Law" shall mean the Companies Law, 5759-1999, as it may be amended from time to time, and any regulations promulgated thereunder.

                  "These Articles" - These Articles of Association as originally adopted or as amended from time to time by Special Resolution.

                  "The Office" - The current registered office from time to time of the Company. "Year" and "Month" - a Gregorian month or year.

         (b) Unless the subject or the context otherwise requires: words and expressions importing the masculine gender shall include the feminine gender; and words and expressions importing persons shall include bodies corporate.

                             3. PUBLIC COMPANY

         This Company is a Public Company, as such a term is defined in The Companies Law.

                               SHARE CAPITAL

                              4. SHARE CAPITAL

         (a) The authorized share capital of the Company is three hundred thousand New Israeli Shekels (NIS300,000) divided into thirty million (30,000,000) Ordinary Shares, par value NIS0.01 per share.

         (b) The Ordinary Shares all rank pari passu in all respects.

                  5. INCREASE OF AUTHORIZED SHARE CAPITAL

         (a) The Company may, from time to time, by Ordinary Resolution (as defined in Article 28(a) below), whether or not all the shares then authorized have been issued and whether or not all the shares theretofore issued have been called up for payment, increase its authorized share capital by the creation of new shares. Any such increase shall be in such amount and shall be divided into shares of such nominal amounts, and such shares shall confer such rights and preferences, and shall be subject to such restrictions, as such Ordinary Resolution shall provide.

         (b) Except to the extent otherwise provided in such Ordinary Resolution, any new shares included in the authorized share capital increased as aforesaid shall be subject to all the provisions of these Articles which are applicable to shares of the same class included in the existing share capital (and, if such new shares are of the same class as a class of shares included in the existing share capital, to all of the provisions which are applicable to shares of such class included in the existing share capital).

                 6. SPECIAL RIGHTS; MODIFICATION OF RIGHTS

         (a) Subject to the provisions of the Memorandum of Association of the Company, and without prejudice to any special rights previously conferred upon the holders of existing shares in the Company, the Company may, from time to time, by Ordinary Resolution, provide for shares with such preferred or deferred rights or rights of redemption or other special rights and/or such restrictions, whether in regard to dividends, voting, repayment of share capital or otherwise, as may be stipulated in such Ordinary Resolution provided that any resolution with respect to the issuance of shares will be made only by the Board of Directors.

        (b) (i) If at any time the share capital is divided into different classes of shares, the rights attached to any class, unless otherwise provided by these Articles, may be modified or abrogated by the Company, by a Special Resolution (as defined in Article 28(a) below), subject to the consent in writing of the holders of seventy-five percent (75%) of the issued shares of such class or the adoption of a Special Resolution passed at a separate General Meeting of the holders of the shares of such class.

            (ii) The provisions of these Articles relating to General Meetings shall, mutatis mutandis, apply to any separate General Meeting of the holders of the shares of a particular class, provided, however, that the requisite quorum at any such separate General Meeting shall be two or more members present in person or by proxy and holding not less than thirty three and a third per cent (33 1/3%) of the issued shares of such class.

           (iii) Unless otherwise provided by these Articles, the enlargement of an authorized class of shares, or the issuance of additional shares thereof out of the authorized and unissued share capital, shall not be deemed, for purposes of this Article 6(b), to modify or abrogate the rights attached to previously issued shares of such class or of any other class.

                  7. CONSOLIDATION, SUBDIVISION, CANCELLATION AND
                        REDUCTION OF SHARE CAPITAL

         (a) The Company may, from time to time, by Ordinary Resolution (subject, however, to the provisions of Article 6(b) hereof and to applicable law):

             (i) consolidate and divide all or part of its issued or unissued authorized share capital into shares of a per share nominal value which is larger than the per share nominal value of its existing shares;

             (ii) subdivide its shares (issued or unissued) or any of them, into shares of smaller nominal value than is fixed by the Memorandum of Association;

             (iii) cancel any shares which, at the date of the adoption of such Ordinary Resolution, have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so canceled; or

             (iv) reduce its share capital in any manner, and with and subject to any incident authorized, and consent required, by law.

         (b) With respect to any consolidation of issued shares into shares of a larger nominal value per share, and with respect to any other action which may result in fractional shares, the Board of Directors may settle any difficulty which may arise with regard thereto, as it deems fit, and, in connection with any such consolidation or other action which could result in fractional shares, may, without limiting its aforesaid power:

             (i) determine, as to the holder of shares so consolidated, which issued shares shall be consolidated into a share of a larger nominal value per share.

             (ii) allot, in contemplation of or subsequent to such consolidation or other action, shares or fractional shares sufficient to preclude or remove fractional share holdings;

             (iii) redeem, in the case of redeemable preference shares, and subject to applicable law, such shares or fractional shares sufficient to preclude or remove fractional share holdings;

             (iv) cause the transfer of fractional shares by certain shareholders of the Company to other shareholders thereof so as to most expediently preclude or remove any fractional shareholdings, and cause the transferees of such fractional shares to pay the transferors thereof the fair value thereof, and the Board of Directors is hereby authorized to act in connection with such transfer, as agent for the transferors and transferees of any such fractional shares, with full power of substitution, for the purposes of implementing the provisions of this sub-Article 7(b)(iv).

                                   SHARES

               8. ISSUANCE OF SHARE CERTIFICATES; REPLACEMENT
                           OF LOST CERTIFICATES

         (a) Share Certificates shall be issued under the corporate seal of the Company and shall bear the signature of one Director, or of any other person or persons authorized therefor by the Board of Directors.

         (b) Each member shall be entitled to one or several numbered certificate for all the shares of any class registered in his name, each for one or more of such shares. Each certificate shall specify the serial numbers of the shares represented thereby and may also specify the amount paid up thereon.

         (c) A share certificate registered in the names of two or more persons shall be delivered to the person first named in the Register of Members in respect of such co-ownership.

         (d) A share certificate which has been defaced, lost or destroyed, may be replaced, and the Company shall issue a new certificate to replace such defaced, lost or destroyed certificate upon payment of such fee, and upon the furnishing of such evidence of ownership and such indemnity, as the Board of Directors in its discretion deems fit.

                            9. REGISTERED HOLDER

         Except as otherwise provided in these Articles, the Company shall be entitled to treat the registered holder of each share as the absolute owner thereof, and accordingly, shall not, except as orderedby a court of competent jurisdiction, or as required by statute, be obligated to recognize any equitable or other claim to, or interest in, such share on the part of any other person.

                          10. ALLOTMENT OF SHARES

         The unissued shares from time to time shall be under the sole control of the Board of Directors, who shall have the power to allot, issue or otherwise dispose of shares to such persons, on such terms and conditions (including inter alia terms relating to calls as set forth in Article 12(f) hereof), and either at par or at a premium, or, subject to the provisions of the Companies Law, at a discount and/or with payment of commission, and at such times, as the Board of Directors deems fit, and the power to give to any person the option to acquire from the Company any shares, either at par or at a premium, or, subject as aforesaid, at a discount and/or with payment of commission, during such time and for such consideration as the Board of Directors deems fit.

                        11. PAYMENT IN INSTALLMENTS

         If pursuant to the terms of allotment or issue of any share, all or any portion of the price thereof shall be payable in installments, every such installment shall be paid to the Company on the due date thereof by the then registered holder(s) of the share or the person(s) then entitled thereto.

                            12. CALLS ON SHARES

         (a) The Board of Directors may, from time to time, as it, in its discretion, deems fit, make calls for payment upon members in respect of any sum which has not been paid up in respect of shares held by such members and which is not pursuant to the terms of allotment or issue of such shares or otherwise, payable at a fixed time, and each member shall pay the amount of every call so made upon him (and of each installment thereof if the same is payable in installments), to the Company at the time(s) and place(s) designated by the Board of Directors, as any such time(s) may be thereafter extended or place(s) changed. Unless otherwise stipulated in the resolution of the Board of Directors (and in the notice hereafter referred to), each payment in response to a call shall be deemed to constitute a pro rate payment on account of all the shares in respect of which such call was made.

         (b) Notice of any call for payment by a member shall be given in writing to such member not less than fourteen (14) days prior to the time of payment fixed in such notice, and shall specify the time and place of payment. Prior to the time for any such payment fixed in a notice of a call given to a member, the Board of Directors may in its absolute discretion, by notice in writing to such member, revoke such call in whole or in part, extend the time fixed for payment thereof, or designate a different place of payment. In the event of a call payable in installments, only one notice thereof need be given.

         (c) If pursuant to the terms of allotment or issue of a share or otherwise, an amount is made payable at a fixed time (whether on account of such share or by way of premium), such amount shall be payable at such time as if it were payable by virtue of a call made by the Board of Directors and for which notice was given in accordance with paragraphs (a) and (b) of this Article 12, and the provisions of these Articles with regard to calls (and the non-payment thereof) shall be applicable to such amount (and the non-payment thereof).

         (d) Joint holders of a share shall be jointly and severally liable to pay all calls for payment in respect of such share and all interest payable thereon.

         (e) Any amount called for payment which is not paid when due shall bear interest from the date fixed for payment until actual payment thereof, at such rate (not exceeding the then prevailing debitory rate charged by leading commercial banks in Israel), and payable at such time(s) as the Board of Directors may prescribe.

         (f) Upon the allotment of shares, the Board of Directors may provide for differences among the allottees of such shares as to the amounts and times for payment of calls in respect of such shares.

                               13. PREPAYMENT

         With the approval of the Board of Directors, any member may pay to the Company any amount not yet payable in respect of his shares, and the Board of Directors may approve the payment by the Company of interest on any such amount until the same would be payable if it had not been paid in advance, at such rate and time(s) as may be approved by the Board of Directors. The Board of Directors may at any time cause the Company to repay all or any part of the money so advanced, without premium or penalty. Nothing in this Article 13 shall derogate from the right of the Board of Directors to make any call for payment before or after receipt by the Company of any such advance.

                        14. FORFEITURE AND SURRENDER

         (a) If any member fails to pay an amount payable by virtue of a call, or interest thereon as provided for in accordance herewith, on or before the day fixed for payment of the same, the Board of Directors may at any time after the day fixed for such payment, so long as such amount (or any portion thereof) or interest thereon (or any portion thereof) remains unpaid, resolve to forfeit all or any of the shares in respect of which such payment was called for. All expenses incurred by the Company in attempting to collect any such amount or interest thereon, including, without limitation, attorney's fees and costs of legal proceedings, shall be added to, and shall, for all purposes (including the accrual of interest thereon), constitute a part of, the amount payable to the Company in respect of such call.

         (b) Upon the adoption of a resolution as to the forfeiture of a member's share, the Board of Directors shall cause notice thereof to be given to such member, which notice shall state that, in the event of the failure to pay the entire amount so payable by a date specified in the notice (which date shall be not less than fourteen (14) days after the date such notice is given and which may be extended by the Board of Directors), such shares shall be ipso facto forfeited, provided, however, that, prior to such date, the Board of Directors may nullify such resolution of forfeiture, but no such nullification shall stop the Board of Directors from adopting a further resolution of forfeiture in respect of the non-payment of the same amount.

         (c) Without derogating from Articles 54 and 59 hereof, whenever shares are forfeited as herein provided, all dividends, if any, theretofore declared in respect thereof and not actually paid shall be deemed to have been forfeited at the same time.

         (d) The Company, by resolution of the Board of Directors, may accept the voluntary surrender of any share not fully paid for.

         (e) Any share forfeited or surrendered as provided herein, shall become the property of the Company, and the same, subject to the provisions of these Articles, may be sold, re-allotted or otherwise disposed of as the Board of Directors deems fit.

         (f) Any member whose shares have been forfeited or surrendered shall cease to be a member in respect of the forfeited or surrendered shares, but shall, notwithstanding, be liable to pay, and shall forthwith pay, to the Company, all calls, interest and expenses owing upon or in respect of such shares at the time of forfeiture or surrender, together with interest thereon from the time of forfeiture or surrender until actual payment, at the rate prescribed in Article 12(e) above, and the Board of Directors, in its discretion, may, but shall not be obligated to, enforce the payment of such moneys, or any part thereof. In the event of such forfeiture or surrender, the Company, by resolution of the Board of Directors, may accelerate the date(s) of payment of any or all amounts then owing to the Company by the member in question (but not yet due) in respect of all shares owned by such member, solely or jointly with another.

         (g) The Board of Directors may at any time, before any share so forfeited or surrendered shall have been sold, re-allotted or otherwise disposed of, nullify the forfeiture or surrender on such conditions as it deems fit, but no such nullification shall stop the Board of Directors from re-exercising its powers of forfeiture pursuant to this Article 14.

                                  15. LIEN

         (a) Except to the extent the same may be waived or subordinated in writing, the Company shall have a first and paramount lien upon all the shares registered in the name of each member (without regard to any equitable or other claim or interest in such shares on the part of any other person), and upon the proceeds of the sale thereof, for his debts, liabilities and engagements to the Company arising from any amount payable by such member in respect of any unpaid or partly paid share, whether or not such debt, liability or engagement has matured. Such lien shall extend to all dividends from time to time declared or paid in respect of such share. Unless otherwise provided, the registration by the Company of a transfer of shares shall be deemed to be a waiver on the part of the Company of the lien (if any) existing on such shares immediately prior to such transfer.

         (b) The Board of Directors may cause the Company to sell a share subject to such a lien when the debt, liability or engagement giving rise to such lien has matured, in such manner as the Board of Directors deems fit, but no such sale shall be made unless such debt, liability or engagement has not been satisfied within fourteen (14) days after written notice of the intention to sell shall have been served on such member, his executors or administrators.

         (c) The net proceeds of any such sale, after payment of the costs thereof, shall be applied in or toward satisfaction of the debts, liabilities or engagements of such member in respect of such share (whether or not the same have matured), and the residue (if any) shall be paid to the member, his executors, administrators or assigns.

      16. SALE AFTER FORFEITURE OR SURRENDER OR IN ENFORCEMENT OF LIEN

         Upon any sale of a share after forfeiture or surrender or for enforcing a lien, the Board of Directors may appoint any person to execute an instrument of transfer of the share so sold and cause the purchaser's name to be entered in the Register of Members in respect of such share. The purchaser shall be registered as the shareholder and shall not be bound to see to the regularity of the sale proceedings, or to the application of the proceeds of such sale, and after his name has been entered in the Register of Members in respect of such share, the validity of the sale shall not be impeached by any person, and the remedy of any person aggrieved by the sale shall be in damages only and against the Company exclusively.

                           17. REDEEMABLE SHARES

         The Company may, subject to applicable law, issue redeemable shares and redeem the same.

                               18. [RESERVED]

                             TRANSFER OF SHARES

                        19. REGISTRATION OF TRANSFER

         (a) No transfer of shares shall be registered unless a proper writing or instrument of transfer (in any customary form or any other form satisfactory to the Board of Directors) has been submitted to the Company (or its transfer agent), together with the share certificate(s) and such other evidence of title as the Board of Directors may reasonably require. Until the transferee has been registered in the Register of Members in respect of the shares so transferred, the Company may continue to regard the transferor as the owner thereof. The Board of Directors, may, from time to time, prescribe a fee for the registration of a transfer.

         (b) The Board of Directors may, in its discretion to the extent it deems necessary, close the Register of Members for registrations of transfers of shares during any year for a period determined by the Board of Directors, and no registrations of transfers of shares shall be made by the Company during any such period during which the Register of Members is so closed.

      20. RECORD DATE FOR NOTICES OF GENERAL MEETINGS AND OTHER ACTION

         (a) Notwithstanding any provision of these Articles to the contrary, and to allow the Company to determine the members entitled to notice of, or to vote at, any Annual or Extraordinary General Meeting or any adjournment thereof, or to express consent to or dissent from any corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of, or to take or be the subject to, any other action, the Board of Directors may fix, a record date, which shall not be more than forty (40), or any longer period permitted under the Companies Law, nor less than four (4) days before the date of such meeting or other action. A determination of members of record entitled to notice of or to vote at a meeting shall apply to any adjournment of the meeting: provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

         (b) Any Shareholder or Shareholders of the Company holding, at least, one percent (1%) of the voting rights in the issued share capital of the Company may, pursuant to the Companies Law, request that the Board of Directors include a subject in the agenda of a General Meeting to be held in the future. Any such request must be in writing, must include all information related to subject matter and the reason that such subject is proposed to be brought before the General Meeting and must be signed by the shareholder or shareholders making such request. In addition subject to the Companies Law and the provisions of Article 39, the Board of Directors may include such subject in the agenda of a General Meeting only if the request has been delivered to the Secretary of the Company not later than sixty
(60) days and not more than one hundred and twenty (120) days prior to the General Meeting in which the subject is to be considered by the shareholders of the Company. Each such request shall also set forth: (a) the name and address of the shareholder making the request; (b) a representation that the shareholder is a holder of record of shares of the Company entitled to vote at such meeting and intends to appear in person or by proxy at the meeting; (c) a description of all arrangements or understandings between the shareholder and any other person or persons (naming such person or persons) in connection with the subject which is requested to be included in the agenda; and (d) a declaration that all the information that is required under the Companies Law and any other applicable law to provided to the Company in connection with such subject, if any, has been provided. Furthermore, the Board of Directors, may, in its discretion to the extent it deems necessary, request that the shareholders making the request provide additional information necessary so as to include a subject in the agenda of a General Meeting, as the Board of Directors may reasonably require.

                           TRANSMISSION OF SHARES


                           21. DECEDENTS' SHARES

         (a) In case of death of a registered holder of a share registered in the names of two or more holders, the Company may recognize the survivor(s) as the sole owner(s) thereof unless and until the provisions of
Article 21(b) have been effectively invoked.

         (b) Any person becoming entitled to a share in consequence of the death of any shareholder, upon producing evidence of the grant of probate or letters of administration or declaration of succession (or such other evidence as the Board of Directors may reasonably deem sufficient), shall be registered as a member in respect of such share, or may, subject to the regulations as to transfer herein contained, transfer such share.

                       22. RECEIVERS AND LIQUIDATORS

         (a) The Company may recognize any receiver, liquidator or similar official appointed to wind-up, dissolve or otherwise liquidate a corporate member, and a trustee, manager, receiver, liquidator or similar official appointed in bankruptcy or in connection with the reorganization of, or similar proceeding with respect to a member or its properties, as being entitled to the shares registered in the name of such member.

         (b) Such receiver, liquidator or similar official appointed to wind-up, dissolve or otherwise liquidate a corporate member and such trustee, manager, receiver, liquidator or similar official appointed in bankruptcy or in connection with the reorganization of, or similar proceedings with respect to a member or its properties, upon producing such evidence as the Board of Directors may deem sufficient as to his authority to act in such capacity or under this Article, shall with the consent of the Board of Directors (which the Board of Directors may grant or refuse in its absolute discretion), be registered as a member in respect of such shares, or may, subject to the regulations as to transfer herein contained, transfer such shares.

                             GENERAL MEETINGS

                         23. ANNUAL GENERAL MEETING

         (a) An Annual General Meeting shall be held once in every calendar year at such time (within a period of not more than fifteen (15) months after the last preceding Annual General Meeting) and at such place, either within or without the State of Israel, as may be determined by the Board of Directors.

         (b) Subject to the provisions of these Articles, the function of the Annual General Meeting shall be to elect the members of the Board of Directors; to receive the Financial Statements, the ordinary reports and accounts of the Company's directors and auditors; to appoint the Company's auditors and to fix their remuneration and to transact any other business which under these Articles or the Companies Law are to be transacted at a General Meeting.

                     24. EXTRAORDINARY GENERAL MEETINGS

         All General Meetings other than Annual General Meetings shall be called "Extraordinary General Meetings". The Board of Directors may, whenever it thinks fit, convene an Extraordinary General Meeting, at such time and place, within or out of the State of Israel, as may be determined by the Board of Directors, and shall be obliged to do so upon a requisition in writing in accordance with Section 63 of the Companies Law.

          25. NOTICE OF GENERAL MEETINGS; OMISSION TO GIVE NOTICE

         (a) Not less than twenty-one (21) days' prior notice shall be given of every General Meeting Each such notice shall specify the place and the day and hour of the meeting and the general nature of each item to be acted upon thereat, said notice to be given to all members who would be entitled to attend and vote at such meeting. Anything therein to the contrary notwithstanding, with the consent of all members entitled to vote thereon, a resolution may be proposed and passed at such meeting although a lesser notice than hereinabove prescribed has been given. (b) The accidental omission to give notice of a meeting to any member, or the non-receipt of notice sent to such member, shall not invalidate the proceedings at such meeting.

                      PROCEEDINGS AT GENERAL MEETINGS

                                 26. QUORUM

         (a) No business shall be transacted at a General Meeting, or at any adjournment thereof, unless the quorum required under these Articles for such General Meeting or such adjourned meeting, as the case may be, is present when the meeting proceeds to business.

         (b) In the absence of contrary provisions in these Articles, two or more members (not in default in payment of any sum referred to in Article 32(a) hereof), present in person or by proxy and holding shares conferring in the aggregate more than thirty three and a third (33 1\3 %) percent of the voting power of the Company, shall constitute a quorum of General Meetings.

         (c) If within half an hour from the time appointed for the meeting a quorum is not present, the meeting, if convened upon requisition under Sections 64 or 65 of the Companies Law, shall be dissolved, but in any other case it shall be adjourned to the same day in the next week, at the same time and place, or to such day and at such time and place as the Chairman may determine. No business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting as originally called. At such adjourned meeting (other than an adjourned separate meeting of a particular class of shares as referred to in Article 6 of these Articles), any two (2) members (not in default as aforesaid) present in person or by proxy, shall constitute a quorum.

         (d) The Board of Directors may determine, in its discretion, the matters that may be voted upon at the meeting by proxy in addition to the matters listed in Section 87(a) to the Companies Law.

                                27. CHAIRMAN

         The Chairman, if any, of the Board of Directors, shall preside as Chairman at every General Meeting of the Company. If at any meeting the Chairman is not present within fifteen (15) minutes after the time fixed for holding the meeting or is unwilling to act as Chairman, the Co-Chairman shall preside at the meeting. If at any such meeting both the Chairman and the Co-Chairman are not present or are unwilling to act as Chairman, the members present shall choose someone of their number to be Chairman. The office of Chairman shall not, by itself, entitle the holder thereof to vote at any General Meeting nor shall it entitle such holder to a second or casting vote (without derogating, however, from the rights of such Chairman to vote as a shareholder or proxy of a shareholder if, in fact, he is also a shareholder or such proxy).

              28. ADOPTION OF RESOLUTIONS AT GENERAL MEETINGS

         (a) (i) An Ordinary Resolution shall be deemed adopted if approved by the holders of a majority of the voting power represented at the meeting in person or by proxy and voting thereon.

             (ii) A Special Resolution shall be deemed adopted if approved by the holders of not less than seventy-five percent (75%) of the voting power represented at the meeting in person or by proxy and voting thereon.

         (b) Every resolution of the General Meeting shall be an Ordinary Resolution, unless these Articles specifically require a Special Resolution. Every question submitted to a General Meeting shall be decided by a show of hands, but the Chairman of the Meeting may determine that a resolution shall be decided by a written ballot. A written ballot may be implemented before the proposed resolution is voted upon or immediately after the declaration by the Chairman of the results of the vote by a show of hands. If a vote by written ballot is taken after such declaration, the results of the vote by a show of hands shall be of no effect, and the proposed resolution shall be decided by such written ballot.

         (c) A declaration by the Chairman of the meeting that a resolution has been carried unanimously, or carried by a particular majority, or lost, and an entry to that effect in the minute book of the Company, shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favor of or against such resolution.

                         29. RESOLUTIONS IN WRITING

         A resolution in writing signed by all members of the Company then entitled to attend and vote at General Meetings or to which all such members have given their written consent (by letter, telegram, telex, facsimile or otherwise) shall be deemed to have been unanimously adopted by a General Meeting duly convened and held.

                            30. POWER TO ADJOURN

         (a) The Chairman of a General Meeting at which a quorum is present may, with the consent of the holders of a majority of the voting power represented in person or by proxy and voting on the question of adjournment (and shall if so directed by the meeting), adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting as originally called.

         (b) It shall not be necessary to give notice of an adjournment, whether pursuant to Article 26(c) or Article 30(a), unless the meeting is adjourned for thirty (30) days or more in which event notice thereof shall be given in the manner required for the meeting as originally called.

                              31. VOTING POWER

         Subject to the provisions of Article 32(a) and subject to any provision hereof conferring special rights as to voting, or restricting the right to vote, every member shall have one vote for each share held by him of record, on every resolution, without regard to whether the vote thereon is conducted by a show of hands, by written ballot or by any other means.

                             32. VOTING RIGHTS

         (a) No member shall be entitled to vote at any General Meeting (or be counted as a part of the quorum thereat), unless all calls and other sums then payable by him in respect of his shares in the Company have been paid, but this Article 32(a) shall not apply to separate General Meetings of the holders of a particular class of shares pursuant to Article 6(b).

         (b) A company or other corporate body being a member of the Company may duly authorize any person to be its representative at any meeting of the Company or to execute or deliver a proxy on its behalf. Any person so authorized shall be entitled to exercise on behalf of such member all the power which the latter could have exercised if it were an individual shareholder. Upon the request of the Chairman of the meeting, written evidence of such authorization (in form acceptable to the Chairman) shall be delivered to him.

         (c) Any member entitled to vote may vote either in person or by proxy (who need not be a member of the Company), or, if the member is a company or other corporate body, by a representative authorized pursuant to
Article 32(b).

         (d) If two or more persons are registered as joint holders of any share, the vote of the senior who tenders a vote, in person or by proxy, shall be accepted to the exclusion of the vote(s) of the other joint holder(s). For the purpose of this Article 32(d), seniority shall be determined by the order of registration of the joint holders in the Register of Members.


                                  PROXIES


                       33. INSTRUMENT OF APPOINTMENTS

         (a) An instrument appointing a proxy shall be in writing and shall be substantially in the following form:

            "I                                  of
                ------------------------------      ---------------------------
                     (Name of Shareholder)            (Address of Shareholder)

            Being a member of VocalTec Ltd. hereby appoint

                                                of
                ------------------------------      ---------------------------
                       (Name of Proxy)                  (Address of Proxy)

            as my proxy to vote for me and on my behalf at the General Meeting of the Company to be held on the ___ day of _______, 20__ and at any Adjournment(s) thereof.

            Signed this ____ day of ___________, 20__.

                                                      ---------------------
                                                     (Signature of Appointor)"

              or in any usual or common form or in such other form as may be approved by the Board of Directors. Such proxy shall be duly signed by the appointor or such person's duly authorized attorney or, if such appointor is a company or other corporate body, under its common seal or stamp or the hand of its duly authorized agent(s) or attorney(s).

         (b) The instrument appointing a proxy (and the power of attorney or other authority, if any, under which such instrument has been signed) shall either be presented to the Chairman at the meeting at which the person named in the instrument proposes to vote or be delivered to the Company (at its Registered Office, at its principal place of business, or at the offices of its registrar or transfer agent, or at such place as the Board of Directors may specify) not less than two (2) hours before the time fixed for such meeting, except that the instrument shall be delivered (i) twenty-four (24) hours before the time fixed for the meeting where the meeting is to be held in the United States and the instrument is delivered to the Company at its Registered Office or principal place of business, or
(ii) forty-eight (48) hours before the time fixed for the meeting where the meeting is to be held outside of the United States of America and Israel and the instrument is delivered to the Company's registrar or transfer agent. Notwithstanding the above, the Chairman shall have the right to waive the time requirement provided above with respect to all instruments of proxies and to accept any and all instruments of proxy until the beginning of a General Meeting.

           34. EFFECT OF DEATH OF APPOINTOR OR TRANSFER OF SHARE
                       OR REVOCATION OF APPOINTMENT

         (a) A vote cast in accordance with an instrument appointing a proxy shall be valid notwithstanding the prior death or bankruptcy of the appointing member (or of his attorney-in-fact, if any, who signed such instrument), or the transfer of the share in respect of which the vote is cast, unless written notice of such matters shall have been received by the Company or by the Chairman of such meeting prior to such vote being cast.

         (b) An instrument appointing a proxy shall be deemed revoked (i) upon receipt by the Company or the Chairman, subsequent to receipt by the Company of such instrument, of written notice signed by the person signing such instrument or by the member appointing such proxy canceling the appointment thereunder (or the authority pursuant to which such instrument was signed) or of an instrument appointing a different proxy (and such other documents, if any, required under Article 33(b) for such new appointment), provided such notice of cancellation or instrument appointing a different proxy were so received at the place and within the time for delivery of the instrument revoked thereby as referred to in Article 33(b) hereof, or (ii) if the appointing member is present in person at the meeting for which such instrument of proxy was delivered, upon receipt by the Chairman of such meeting of written notice from such member of the revocation of such appointment, or if and when such member votes at such meeting. A vote cast in accordance with an instrument appointing a proxy shall be valid notwithstanding the revocation or purported cancellation of the appointment, or the presence in person or vote of the appointing member at a meeting for which it was rendered, unless such instrument of appointment was deemed revoked in accordance with the foregoing provisions of this Article 34(b) at or prior to the time such vote was cast.

                             BOARD OF DIRECTORS

                      35. POWERS OF BOARD OF DIRECTORS

         (a)      General

                  The management of the business of the Company shall be vested in the Board of Directors, which may exercise all such powers and do all such acts and things as the Company is authorized to exercise and do, and are not hereby or by law required to be exercised or done by the Company by action of its members at a General Meeting. The authority conferred on the Board of Directors by this Article 35 shall be subject to the provisions of the Companies Law, these Articles and any regulation or resolution consistent with these Articles adopted from time to time by the Company by action of its members at a General Meeting, provided, however, that no such regulation or resolution shall invalidate any prior act done by or pursuant to a decision of the Board of Directors which would have been valid if such regulation or resolution had not been adopted.

         (b)      Borrowing Power

                  The Board of Directors may from time to time, at its discretion, cause the Company to borrow or secure the payment of any sum or sums of money for the purposes of the Company, and may secure or provide for the repayment of such sum or sums in such manner, at such times and upon such terms and conditions as it deems fit, and, in particular, by the issuance of bonds, perpetual or redeemable debentures, debenture stock, or any mortgages, charges, or other securities on the undertaking or the whole or any part of the property of the Company, both present and future, including its uncalled or called but unpaid capital for the time being.

         (c)      Reserves

                  The Board of Directors may, from time to time, set aside any amount(s) out of the profits of the Company as a reserve or reserves for any purpose(s) which the Board of Directors, in its absolute discretion, shall deem fit, including without limitation, capitalization and distribution of bonus shares, and may invest any sum so set aside in any manner and from time to time deal with and vary such investments and dispose of all or any part thereof, and employ any such reserve or any part thereof in the business of the Company without being bound to keep the same separate from other assets of the Company, and may subdivide or redesignate any reserve or cancel the same or apply the funds therein for another purpose, all as the Board of Directors may from time to time think fit.

                36. EXERCISE OF POWERS OF BOARD OF DIRECTORS

         (a) A meeting of the Board of Directors at which a quorum is present shall be competent to exercise all the authorities, powers and discretion vested in or exercisable by the Board of Directors, whether in person or by any other means by which the Directors may hear each other simultaneously.

         (b) A resolution proposed at any meeting of the Board of Directors shall be deemed adopted if approved by a majority of the Directors present when such resolution is put to a vote and voting thereon.

         (c) A resolution in writing signed by all of the Directors then in office and lawfully entitled to vote thereon or to which all of such Directors have given their written consent (by letter, telegram, telex, facsimile, telecopier, electronic mail or otherwise), or their oral consent by telephone (provided that a written summary thereof has been approved and signed by the Chairman of the Board of Directors of the Company) shall be deemed to have been unanimously adopted by a meeting of the Board of Directors duly convened and held.

                          37. DELEGATION OF POWERS

          (a) The Board of Directors may, subject to the provisions of the Companies Law, delegate any or all of its powers to committees, each consisting of one or more persons (who are Directors), and it may from time to time revoke such delegation or alter the composition of any such committee. Any Committee so formed (in these Articles referred to as a "Committee of the Board of Directors"), shall, in the exercise of the powers so delegated, conform to any regulations imposed on it by the Board of Directors. The meetings and proceedings of any such Committee of the Board of Directors shall, mutatis mutandis, be governed by the provisions herein contained for regulating the meetings of the Board of Directors, so far as not superseded by any regulations adopted by the Board of Directors under this Article. Unless otherwise expressly provided by the Board of Directors in delegating powers to a Committee of the Board of Directors, such Committee shall not be empowered to further delegate such powers.

         (b) Without derogating from the provisions of Article 50, the Board of Directors may from time to time appoint a Secretary to the Company, as well as officers, agents, employees and independent contractors, as the Board of Directors deems fit, and may terminate the service of any such person. The Board of Directors may, subject to the provisions of the Companies Law, determine the powers and duties, as well as the salaries and emoluments, of all such persons, and may require security in such cases and in such amounts as it deems fit.

         (c) The Board of Directors may from time to time, by power of attorney or otherwise, appoint any person, company, firm or body of persons to be the attorney or attorneys of the Company at law or in fact for such purpose(s) and with such powers, authorities and discretions, and for such period and subject to such conditions, as it deems fit, and any such power of attorney or other appointment may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Board of Directors deems fit, and may also authorize any such attorney to delegate all or any of the powers, authorities and discretion vested in him.


                          38. NUMBER OF DIRECTORS

         The Board of Directors of the Company shall consist of not less than two (2) nor more than fourteen (14) Directors.

                   39. ELECTION AND REMOVAL OF DIRECTORS

         (a) The Directors, except for External Directors, shall be classified, with respect to the time for which they severally hold office, into three classes, as nearly equal in number as possible, as determined by the Board of Directors, one class to hold office initially for a term expiring at the annual meeting of shareholders to be held in 2001, another class to hold office initially for a term expiring at the annual meeting of shareholders to be held in 2002, and another class to hold office initially for a term expiring at the annual meeting of shareholders to be held in 2003, with the members of each class to hold office until their successors are elected and qualified. At each annual meeting of the shareholders, the successors of the class of Directors whose term expires at that meeting shall be elected to hold office for a term expiring at the annual meeting of shareholders held in the third year following the year of their election. If the number of Directors constituting the Board is changed, any increase or decrease shall be apportioned among the classes so as to maintain the number of directors in each class as nearly as possible, and any additional directors of any class shall hold office for a term which shall coincide with the remaining term of such class, but in no case a decrease in the number of directors constituting the Board shall shorten the term of any incumbent director. Notwithstanding anything in these Articles to the contrary, the provisions of this Article 39(a) may not be amended without approval of the greater of (i) holders of not less than seventy-five percent (75%) of the voting power represented at a meeting in person or by proxy and voting thereon, or (ii) holders of a majority of the outstanding voting power of all shares of the Company voting on such matter at a General Meeting.

         (b) Directors shall be elected at the Annual General Meeting or an Extraordinary Meeting of the Company by the vote of the holders of a majority of the voting power represented at such meeting in person or by proxy and voting on the election of directors.

         (c) Nominations for the election of Directors may be made by the Board of Directors or a committee appointed by the Board of Directors or by any shareholder holding at least 1% of the outstanding voting power in the Company. However, and without limitation of Section 63 of the Companies Law, any such shareholder may nominate one or more persons for election as Directors at a General Meeting only if a written notice of such shareholder's intent to make such nomination or nominations has been given to the Secretary of the Company not later than (i) with respect to an election to be held at an Annual General Meeting of shareholders, ninety
(90) days prior to the anniversary date of the immediately preceding annual meeting, and (ii) with respect to an election to be held at a Extraordinary General Meeting of shareholders for the election of Directors, at least ninety (90) days prior to the date of such meeting. Each such notice shall set forth: (a) the name and address of the shareholder who intends to make the nomination and of the person or persons to be nominated; (b) a representation that the shareholder is a holder of record of shares of the Company entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice; (c) a description of all arrangements or understandings between the shareholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the shareholder; and (d) the consent of each nominee to serve as a Director of the Company if so elected and a declaration signed by each of the nominees declaring that there is no limitation under the Companies Law for the appointment of such a nominee and that all the information that is required under the Companies Law to provided to the Company in connection with such an appointment has been provided. The Chairman of the meeting may refuse to acknowledge the nomination of any person not made in compliance with the foregoing procedure.

(Four) The General Meeting may, by a Special Resolution, remove any Director(s) from office, and elect Directors instead of Directors so removed or fill any Vacancy (as defined in Article 41), however created, in the Board of Directors unless such Vacancy was filled by the Board of Directors under Article 41.

(Five) Notwithstanding the provisions of this Article 39, External Directors shall be elected and hold office in accordance with the provisions of the Companies Law.

                       40. QUALIFICATION OF DIRECTORS

         No person shall be disqualified to serve as a Director by reason of his not holding shares in the Company or by reason of his having served as a Director in the past.

             41. CONTINUING DIRECTORS IN THE EVENT OF VACANCIES

         In the event that , one or more vacancies is created in the Board of Directors, including without limitation a situation in which the number of Directors is less than the maximum number permitted under Article 38 (a "Vacancy"), the continuing Directors may continue to act in every matter, and, may appoint Directors to temporarily fill any such Vacancy, provided, however, that if the number of Directors is less than four (4), they may only act in (i) an emergency; or (ii) to fill the office of director which has become vacant; or (iii) in order to call a General Meeting of the Company for the purpose of electing Directors to fill any or all Vacancies, so that at least four (4) Directors are in office as a result of said meeting. Notwithstanding the foregoing, in the event of Vacancy of an External Director, the Company shall elect a new External Director or take such other action as required under the Companies Law.

                           42. VACATION OF OFFICE

         (a) The office of a Director shall be vacated, ipso facto, upon his or her death, or if he or she be found lunatic or become of unsound mind, or if he or she becomes bankrupt, or if the Director is a company, upon its winding-up, or if he is found by a court guilty of any of the felonies listed in Section 226 of the Companies Law.

         (b) The office of a Director shall be vacated by his written resignation. Such resignation shall become effective on the date fixed therein, or upon the delivery thereof to the Company, whichever is later. Such written resignation shall include the reasons that lead the Director to resign from his office.

                       43. REMUNERATION OF DIRECTORS

         A Director shall be paid remuneration by the Company for his services as Director to the extent such remuneration shall have been approved by the Company in accordance with the Companies Law.

                          44. CONFLICT OF INTEREST

         Subject to the provisions of the Companies Law, no Director shall be disqualified by virtue of his office from holding any office or place of profit in the Company or in any company in which the Company shall be a shareholder or otherwise interested, or from contracting with the Company as vendor, purchaser or otherwise, nor shall any such contract, or any contract or arrangement entered into by or on behalf of the Company in which any Director shall be in any way interested, be avoided, nor, other than as required under The Companies Law, shall any Director be liable to account to the Company for any profit arising from any such office or place of profit or realized by any such contract or arrangement by reason only of such Director's holding that office or of the fiduciary relations thereby established, but the nature of his interest, as well as any material fact or document, must be disclosed by him at the meeting of the Board of Directors at which the contract or arrangement is first considered, if his interest then exists, or, in any other case, at no later than the first meeting of the Board of Directors after the acquisition of his interest.

                          45. ALTERNATE DIRECTORS

         (a) A Director may, by written notice to the Company given in the manner set forth in Article 45(b) below, appoint any individual who is qualified to serve as a director (provided that such individual is not a member of the Board of Directors) as an alternate for himself (in these Articles referred to as "Alternate Director"), remove such Alternate Director and appoint another Alternate Director in place of any Alternate Director appointed by him whose office has been vacated for any reason whatsoever. The appointment of an Alternate Director shall be subject to the consent of the Board of Directors. Unless the appointing Director, by the instrument appointing an Alternate Director or by written notice to the Company, limits such appointment to a specified period of time or restricts it to a specified meeting or action of the Board of Directors, or otherwise restricts its scope, the appointment shall be for all purposes, and for a period of time concurrent with the term of the appointing Director.

         (b) Any notice to the Company pursuant to Article 45(a) shall be given in person to, or by sending the same by mail to the attention of the General Manager of the Company at the principal office of the Company or to such other person or place as the Board of Directors shall have determined for such purpose, and shall become effective on the date fixed therein, or upon the receipt thereof by the Company (at the place as aforesaid), whichever is later, subject to the consent of the Board of Directors if the appointee is not then a member of the Board of Directors, in which case the notice will be effective as of the date of such consent.

         (c) An Alternate Director shall have all the rights and obligations of the Director who appointed him, provided however, that (i) he may not in turn appoint an alternate for himself (unless the instrument appointing him otherwise expressly provides), and (ii) that an Alternate Director shall have no standing at any meeting of the Board of Directors or any committee thereof while the Director who appointed him is present, and
(iii) that the Alternate Director is not entitled to remuneration.

         (d) An Alternate Director shall be responsible for his or her own acts and defaults.

         (f) The office of an Alternate Director shall be vacated under the circumstances, mutatis mutandis, set forth in Article 42 and Article 45(a), and such office shall ipso facto be vacated if the Director who appointed such Alternate Director ceased to be a Director.

                   PROCEEDINGS OF THE BOARD OF DIRECTORS


                                46. MEETINGS

         (a) The Board of Directors may meet and adjourn its meetings and otherwise regulate such meetings and proceedings as the Directors think fit.

         (b) Any Director may at any time, and the Secretary, upon the request of such Director, shall, convene a meetings of the Board of Directors, but not less than two (2) days' notice shall be given of any meetings so convened. Notice of any such meeting shall be given to all the Directors and may be given orally, by telephone, in writing or by mail, telex, cablegram or facsimile. Notwithstanding anything to the contrary herein, failure to deliver notice to a director of any such meeting in the manner required hereby may be waived by such Director, and a meeting shall be deemed to have been duly convened notwithstanding such defective notice if such failure or defect is waived prior to action being taken at such meeting, by all Directors entitled to participate at such meeting to whom notice was not duly given as aforesaid.

                                 47. QUORUM

         Until otherwise unanimously decided by the Board of Directors, a quorum at a meeting of the Board of Directors shall be constituted by the presence in person or by telephone conference of half (50%) of the Directors then in office who are lawfully entitled to participate in the meeting. No business shall be transacted at a meeting of the Board of Directors unless the requisite quorum is present (in person or by telephone conference) when the meeting proceeds to business.

                   48. CHAIRMAN OF THE BOARD OF DIRECTORS

         The Board of Directors may from time to time, elect one of its members to be the Chairman of the Board of Directors, and another of its members as Co-Chairman, remove such Chairman and Co-Chairman from office and appoint others in their place. The Chairman of the Board of Directors shall preside at every meeting of the Board of Directors, but if there is no such Chairman, or if at any meeting he is not present within fifteen
(15) minutes of the time fixed for the meeting or if he is unwilling to take the chair, the Co-Chairman shall preside. If both the Chairman and the Co-Chairman are not present within such fifteen (15) minutes or are unwilling to take the chair the Directors present shall choose one of their number to be the Chairman of such meeting

                    49. VALIDITY OF ACTS DESPITE DEFECTS

         All acts done bona fide at any meeting of the Board of Directors, or of a Committee of the Board of Directors, or by any person(s) acting as Director(s), shall, notwithstanding that it may afterwards be discovered that there was some defect in the appointment of the participants in such meetings or any of them or any person(s) acting as aforesaid, or that they or any of them were disqualified, be as valid as if there were no such defect or disqualification.

                   CHIEF EXECUTIVE OFFICER AND PRESIDENT

                 50. CHIEF EXECUTIVE OFFICER AND PRESIDENT

         The Board of Directors may from time to time appoint one or more persons, whether or not Directors, as Chief Executive Officer or Officers, General Manager or Managers, or President of the Company and may confer upon such person(s), and from time to time modify or revoke, such title(s) and such duties and authorities of the Board of Directors as the Board of Directors may deem fit, subject to such limitations and restrictions as the Board of Directors may from time to time prescribe. Unless otherwise determined by the Board of Directors, the Chief Executive Officer shall have authority with respect of the management of the Company in the ordinary course of business. Such appointment(s) may be either for a fixed term or without any limitation of time, and the Board of Directors may from time to time (subject to the provisions of the Companies Law and of any contract between any such person and the Company) fix his or their salaries and emoluments, remove or dismiss him or them from office and appoint another or others in his or their place or places.

                                  MINUTES

                                51. MINUTES

         (a) Minutes of each General Meeting and of each meeting of the Board of Directors shall be recorded and duly entered in books provided for that purpose, and shall be held by the Company at its principal place of office or its Registered Office or such other place as shall have been determined by the Board of Directors. Such minutes shall, in all events, set forth the names of the persons present at the meeting and all resolutions adopted thereat.

         (b) Any minutes as aforesaid, if purporting to be signed by the chairman of the meeting or by the chairman of the next succeeding meeting, shall constitute prima facie evidence of the matters recorded therein.

                                 DIVIDENDS

                        52. DECLARATION OF DIVIDENDS

         The Board of Directors may, subject to the applicable provisions of the Companies Law, from time to time declare, and cause the Company to pay, such dividend as may appear to the Board of Directors to be justified by the profits of the Company. The Board of Directors shall determine the time for payment of such dividends, both interim and final, and the record date for determining the shareholders entitled thereto.

                53. FUNDS AVAILABLE FOR PAYMENT OF DIVIDEND

         No dividend shall be paid otherwise than out of the profits of the Company.

                   54. AMOUNT PAYABLE BY WAY OF DIVIDENDS

         Subject to the provisions of these Articles and subject to any rights or conditions attached at that time to any share in the capital of the Company granting preferential, special or deferred rights or not granting any rights with respect to dividends, the profits of the Company which shall be declared as dividends shall be distributed according to the proportion of the nominal value paid up on account of the shares held at the date so appointed by the Company, without regard to the premium paid in excess of the nominal value, if any. No amount paid or credited as paid on a share in advance of calls shall be treated for purposes of this Article as paid on a share.

                                55. INTEREST

         No dividend shall carry interest as against the Company.

                           56. PAYMENT IN SPECIE

         Upon the determination of the Board of Directors, the Company (i) may cause any monies, investments, or other assets forming part of the undivided profits of the Company, standing to the credit of a reserve fund, or to the credit of a reserve fund for the redemption of capital, or in the hands of the Company and available for dividends, or representing premiums received on the issuance of shares and standing to the credit of the share premium account, to be capitalized and distributed among such of the shareholders as would be entitled to receive the same if distributed by way of dividend and in the same proportion, on the footing that they become entitled thereto as capital, or may cause any part of such capitalized fund to be applied on behalf of such shareholders in paying up in full, either at par or at such premium as the resolution may provide, any unissued shares or debentures or debenture stock of the Company which shall be distributed accordingly or in payment, in full or in part, of the uncalled liability on all issued shares or debentures or debenture stock if such liability exists, on a pro rata basis; and (ii) may cause such distribution or payment to be accepted by such shareholders in full satisfaction of their interest in the said capitalized sum.

               57. IMPLEMENTATION OF POWERS UNDER ARTICLE 56

         For the purpose of giving full effect to any resolution under
Article 56, and without derogating from the provisions of Article 7(b) hereof, the Board of Directors may settle any difficulty which may arise in regard to the distribution as it thinks expedient, and, in particular, may issue fractional certificates, and may fix the value for distribution of any specific assets, and may determine that cash payments shall be made to any members upon the footing of the value so fixed, or that fractions of less value than the nominal value of one share may be disregarded in order to adjust the rights of all parties, and may vest any such cash, shares, debentures, debenture stock or specific assets in trustees upon such trusts for the persons entitled to the dividend or capitalized fund as may seem expedient to the Board of Directors.

                       58. DIVIDEND ON UNPAID SHARES

         Without derogating from Article 54 hereof, the Board of Directors may give an instruction which shall prevent the distribution of a dividend to the registered holders of share the full nominal amount of which has not been paid up.

                         59. RETENTION OF DIVIDENDS

         (a) The Board of Directors may retain any dividend or other monies payable or property distributable in respect of a share on which the Company has a lien, and may apply the same in or towards satisfaction of the debts, liabilities, or engagements in respect of which the lien exists.

         (b) The Board of Directors may retain any dividend or other monies payable or property distributable in respect of a share in respect of which any person is, under Article 21 or 22, entitled to become a member, or which any person, is, under said Articles, entitled to transfer, until such person shall become a member in respect of such share or shall transfer the same.

                          60. UNCLAIMED DIVIDENDS

         All unclaimed dividends or other moneys payable in respect of a share may be invested or otherwise made use of by the Board of Directors for the benefit of the Company until claimed. The payment by the Directors of any unclaimed dividend or such other moneys into a separate account shall not constitute the Company a trustee in respect thereof . The principal (and only the principal) of an unclaimed dividend or such other moneys shall be if claimed, paid to a person entitled thereto.

                         61. MECHANICS OF PAYMENT

         The Board of Directors may fix the mechanics for payment of dividends as it deems fit. However, if nothing to the contrary in the resolution of the Board of Directors, than all dividends or other moneys payable in cash in respect of a share may be paid by check or warrant sent through the post to, or left at, the registered address of the person entitled thereto or by transfer to a bank account specified by such person (or, if two or more persons are registered as joint holders of such share or are entitled jointly thereto in consequence of the death or bankruptcy of the holder or otherwise, to the joint holder whose name is registered first in the Register of Members or his bank account or the person who the Company may then recognize as the owner thereof or entitled thereto under
Article 21 or 22 hereof, as applicable, or such person's bank account), or to such person and at such other address as the person entitled thereto may by writing direct. Every such check or warrant shall be made payable to the order of the person to whom it is sent, or to such person as the person entitled thereto as aforesaid may direct, and payment of the check or warrant by the banker upon whom it is drawn shall be a good discharge to the Company.

                      62. RECEIPT FROM A JOINT HOLDER

         If two or more persons are registered as joint holders of any share, or are entitled jointly thereto in consequence of the death or bankruptcy of the holder or otherwise, any one of them may give effectual receipts for any dividend or other moneys payable or property distributable in respect of such share.

                                  ACCOUNTS

                           63. BOOKS OF ACCOUNT

                  The Board of Directors shall cause accurate books of account to be kept in accordance with the provisions of the Companies Law and of any other applicable law. Such books of account shall be kept at the Registered Office of the Company, or at such other place or places as the Board of Directors may think fit, and they shall always be open to inspection by all Directors. No member, not being a Director, shall have any right to inspect any account or book or other similar document of the Company, except as conferred by law or authorized by the Board of Directors or by Ordinary Resolution of the Company.

                                 64. AUDIT

         At least once in every fiscal year the accounts of the Company shall be audited and the correctness of the profit and loss account and balance sheet certified by one or more duly qualified auditors.

                               65. AUDITORS

         The appointment, authorities, rights and duties of the auditor(s) of the Company, shall be regulated by applicable law, provided, however, that in exercising its authority to fix the remuneration of the auditor(s), the members in General Meeting may, by Ordinary Resolution, act (and in the absence of any action in connection therewith shall be deemed to have so acted) to authorize the Board of Directors to fix such remuneration subject to such criteria or standards, , if any, as may be provided in such Ordinary Resolution, and if no such criteria or standards are so provided, such remuneration shall be fixed in an amount commensurate with the volume and nature of the services rendered by such auditor(s).

                              BRANCH REGISTERS

                           66. BRANCH REGISTERS

         Subject to and in accordance with the provisions of Sections 71 to 80, inclusive, of the Companies Law and to all orders and regulation issued thereunder, the Company may cause branch registers to be kept in any place outside Israel as the Board of Directors may think fit, and, subject to all applicable requirements of law, the Board of Directors may from time to time adopt such rules and procedures as it may think fit in connection with the keeping of such branch registers.

                          INDEMNITY AND INSURANCE

                        67. INDEMNITY AND INSURANCE

         Subject to the provisions of the Companies Law with regard to such matters and to the maximum extent permitted under the Companies Law:

         (a) the Company may enter into a contract for the insurance of all or part of the liability of an Office Holder (as defined in the Companies
Law) with respect to an obligation imposed on such Office Holder due to an act performed by him in his capacity as an Office Holder of the Company arising from any of the following:

            (i) a breach of his duty of care to the Company or to another person.

           (ii) a breach of his duty of loyalty to the Company, provided that the Office Holder acted in good faith and had reasonable cause to assume that such act would not prejudice the interests of the Company.

          (iii) a financial liability imposed on such Office Holder in favor of another person.

         (b) the Company may indemnify, and may undertake in advance to indemnify, an Office Holder in respect of liability or expense set forth in subparagraph (c) below, provided that an advance undertaking to indemnify shall be limited to those categories of events, and to such amounts, as the Board of Directors may, at the time of the giving of such undertaking to indemnify, in its opinion deem to be reasonable under the circumstances.

          (c) the Company may indemnify, and undertake to indemnify, an Office Holder for any liability and expense that may be imposed on such Office Holder due to an act performed by him in his capacity as an Office Holder as follows:

             (1) a financial liability imposed on an Office Holder in favor of another person by a court judgment, including a compromise judgment given as a result of a settlement or an arbitrator's award which has been confirmed by a court; and

             (2) reasonable litigation expenses, including attorneys' fees, expended by an Office Holder or which were imposed on an Office Holder by a court in proceedings instituted against him by the Company or in its name or by any other person or in a criminal charge on which he was acquitted or in a criminal proceeding in which he was convicted for a criminal offense that does not require proof of criminal intent.

         (d) the Company may release, in advance, all or part of an Office Holder's liability to the Company for damage which arises from the breach of his duty of care to the Company.

         (e) The provisions of this Article 67 are not intended, and shall not be interpreted, to restrict the Company in any manner in respect of the procurement of insurance and/or in respect of indemnification (i) in connection with any person who is not an Office Holder, including, without limitation, any employee, agent, consultant or contractor of the Company who is not an Office Holder, and/or (ii) in connection with any Office Holder to the extent that such insurance and/or indemnification is not specifically prohibited under law; provided that the procurement of any such insurance and/or the provision of any such indemnification shall be approved by the Board or in such manner as may be required by the Companies Law.

                                 WINDING UP

                              68. WINDING UP

         If the Company is wound up, then subject to applicable law and to the rights of the holders of shares with special rights upon winding up, the assets of the Company available for distribution among the members shall be distributed to them in proportion to the respective holdings of the shares in respect of which such distribution is being made.

                    RIGHTS OF SIGNATURE, STAMP, AND SEAL

                 69. RIGHTS OF SIGNATURE, STAMP, AND SEAL

         (a) The Board of Directors shall be entitled to authorize any person or persons (who need not be Directors) to act and sign on behalf of the Company, and the acts and signature of such person (s) on behalf of the Company shall bind the Company insofar as such person (s) acted and signed within the scope of his or their authority.

         (b) The Board of Directors may provide for a seal. If the Board of Directors so provides, it shall also provide for the safe custody thereof. Such seal shall not be used except by the authority of the Board of Directors and in the presence of the person (s) authorized to sign on behalf of the Company, who shall sign every instrument to which such seal is affixed.

         (c) The Company may exercise the powers conferred by Section 102 of the Companies Law regarding a seal for use abroad, and such powers shall be vested in the Board of Directors.

                                  NOTICES

                                70. NOTICES

       (a) Any written notice or other document may be served by the Company upon any member either personally or by sending it by prepaid mail (airmail if sent internationally) addressed to such member at his address as described in the Register of Members. Any written notice or other document may be served by any member upon the Company by tendering the same in person to the Secretary or the General Manager or Chief Executive Officer of the Company at the principal office of the Company or by sending it by prepaid registered mail (airmail if posted outside Israel) to the Company at it Registered Address. Any such notice or other document shall be deemed to have been served five (5) business days after it has been posted seven (7) business days if posted internationally), or when actually tendered in person, to such member ( or to the Secretary or the General Manager). Notice sent by cablegram, telex, or facsimile shall be deemed to have been served two business days after the notice is, sent to the addressee, or when in fact received, whichever is earlier, notwithstanding that it was defectively addressed or failed, in some other respect, to comply with the provisions of this Article 70 (a).

       (b) All notices to be given to the members shall, with respect to any share to which persons are jointly entitled, be given to whichever of such persons is named first in the Register of Members, and any notice so given shall be sufficient notice to the holders of such share.

       (c) Any member whose address is not described in the Register of Members, and who shall not have designated in writing delivered to the Company an address for the receipt of notices, shall not be entitled to receive any notice from the Company.

(Four) Notwithstanding anything to the contrary contained herein, notice by the Company of a General Meeting which is published in at least two daily newspapers in the State of Israel within the time otherwise required for giving notice of such meeting under Article 25 hereof and containing the information required to be set forth in such notice under such Article, shall be deemed to notice of such meeting duly given, for purposes of these Articles, to any member of the Company.

                              71. AMENDMENTS

  Except as set forth in Articles 5, 6 and 7, these Articles may be amended, replaced or superseded only by a Special Resolution adopted by the General Meeting, unless a provision of these Articles requires a greater majority.




                       VOCALTEC COMMUNICATIONS LTD.
                                   PROXY
                 THIS PROXY IS SOLICITED ON BEHALF OF THE
                     BOARD OF DIRECTORS FOR USE AT THE
                  ANNUAL GENERAL MEETING OF SHAREHOLDERS
                        TO BE HELD ON JULY 10, 2000


      The undersigned shareholder of VocalTec Communications Ltd. (the "Company") hereby appoints ELON GANOR, JEFF DYKAN and DAN SHAMGAR, and each of them, the true and lawful attorney, agent and proxy of the undersigned, with full power of substitution, to vote as described on the reverse all of the Ordinary Shares of the Company that the undersigned is entitled to vote at the Annual General Meeting of Shareholders of the Company to be held at the principal executive offices of the Company, 2 Maskit Street, Herzliya 46733, Israel, on Monday, July 10, 2000, at 4:00 p.m. (local time), and at any adjournment thereof.

The undersigned hereby acknowledges receipt of the Notice of the Annual General Meeting of Shareholders and the Proxy Statement accompanying such Notice, revokes any proxy or proxies heretofore given to vote upon or act with respect to the undersigned's shares and hereby ratifies and confirms all that said proxies, their substitutes or any of them, may lawfully do by virtue hereof.

                         (Continued on other side)



------------------------------------------------------------------------------
              Please Detach and Mail in the Envelope Provided
------------------------------------------------------------------------------

A |X|  Please mark your
       votes in this
       example


  This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder. If no direction is made this proxy will be voted FOR Items 1, 2, 3, 4, 5, 6 and 7.


1.  To elect the nominees listed at right as directors.      FOR    WITHHELD

    For, except vote withheld from the following nominees)   |  |      |  |

    Nominees for Directors and External Directors:
      Elon Ganor, Ami Tal, Lior Haramaty, Rami Kalish,
      Douglas D. Dunn, William L. Schrader,
      Yoav Chelouche, Rina Shainski


2. To REAPPOINT Luboshitz, Kasierer & Co., Member firm of Arthur Andersen, as the independent public accountatns of the Company for the year ending December 31, 2000 and to authorize the Board of Directors to fix the remuneration of the accountants.

               FOR        AGAINST        ABSTAIN
               |  |        |  |            |  |


3.  To APPROVE and adopt the amended Articles of Association of the Company.

               FOR        AGAINST        ABSTAIN
               |  |        |  |            |  |


4.  To AUTHORIZE the VocalTec Communications Ltd. 2000 Stock Option Plan.

               FOR        AGAINST        ABSTAIN
               |  |        |  |            |  |


5.  To APPROVE the terms of compensation for Directors.

               FOR        AGAINST        ABSTAIN
               |  |        |  |            |  |


6. To APPROVE the service of Dr. Elon Ganor as both the Chairman of the Board and Chief Executive Director of the Company.

               FOR        AGAINST        ABSTAIN
               |  |        |  |            |  |


7. To APPROVE the authorize indemnification agreements between the Company and its Directors.

               FOR        AGAINST        ABSTAIN
               |  |        |  |            |  |



Signatures______________ Date__________   Signatures_____________ Date________

NOTE: Please mark, date and sign exactly as name(s) appear on this proxy and return this proxy card promptly using the enclosed envelope. If the signer is a corporation, please sign full corporate name by duly authorized officer. Executives, administrators, trustees, etc. should state full title or capacity. Joint owners should each sign.